Sub-Item 77I:  Terms of new or amended securities
After the close of business on October 23, 2009, Class C shares of the Analytic U.S. Long/Short Fund,
Barrow Hanley Value Fund, Focused Fund,
Heitman REIT Fund, Large Cap Growth Fund,
Strategic Small Company Fund, TS&W Mid-Cap
Value Fund, TS&W Small Cap Value Fund and
Cash Reserves Fund were liquidated and distributed ratably among the Class C shareholders on that date.